SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCELERON PHARMA INC.

(Name of Subject Company (Issuer))

Astros Merger Sub, Inc.

a wholly owned subsidiary of

Merck Sharp & Dohme Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Michael J. Riella

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,780,293,020	$1,092,034

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Acceleron Pharma Inc. (“Acceleron”), at a purchase price of $180.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of October 7, 2021 (the most recent practicable date): (i) 61,147,922 shares of Acceleron common stock were issued and outstanding, (ii) 3,440,437 shares of Acceleron common stock were subject to outstanding Acceleron stock options, (iii) 530,074 shares of Acceleron common stock were subject to outstanding Acceleron restricted stock unit awards, (iv) 302,656 shares of Acceleron common stock were subject to outstanding Acceleron performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 25,000 shares of Acceleron common stock pursuant to Acceleron’s 2013 Employee Stock Purchase Plan were outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by .0000927.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acceleron Pharma Inc., a Delaware corporation (“Acceleron”), at a purchase price of $180.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of September 29, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Acceleron, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Acceleron Pharma Inc., a Delaware corporation. Acceleron’s principal executive offices are located at 128 Sidney Street, Cambridge, MA 02139. Acceleron’s telephone number is (617) 649-9200.

(b) This Schedule TO relates to the outstanding Shares. Acceleron has advised Purchaser and Parent that, as of October 7, 2021 (the most recent practicable date): (i) 61,147,922 shares of Acceleron common stock were issued and outstanding, (ii) 3,440,437 shares of Acceleron common stock were subject to outstanding Acceleron stock options, (iii) 530,074 shares of Acceleron common stock were subject to outstanding Acceleron restricted stock unit awards, (iv) 302,656 shares of Acceleron common stock were subject to outstanding Acceleron performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 25,000 shares of Acceleron common stock pursuant to Acceleron’s 2013 Employee Stock Purchase Plan were outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) - (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Shares”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Material U.S. Federal Income Tax Consequences”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Acceleron”

•	Section 13—“Certain Effects of the Offer”

•	Section 15—“Conditions of the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

•	Section 17—“Appraisal Rights”

•	Section 19—“Miscellaneous”

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8—“Certain Information Concerning Parent and Purchaser”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Acceleron”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Acceleron”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Acceleron”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Acceleron”

•	Section 13—“Certain Effects of the Offer”

•	Section 14—“Dividends and Distributions”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9—“Source and Amount of Funds”

(b) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8—“Certain Information Concerning Parent and Purchaser”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Acceleron”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8—“Certain Information Concerning Parent and Purchaser”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Acceleron”

•	Section 18—“Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8—“Certain Information Concerning Parent and Purchaser”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Acceleron”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Acceleron”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12—“Purpose of the Offer; Plans for Acceleron”

•	Section 15—“Conditions of the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15—“Conditions of the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13—“Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 12, 2021.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated October 12, 2021.*

(a)(1)(F)	Press release issued by Merck & Co., Inc., dated October 12, 2021.*

(a)(5)(A)	Joint press release issued by Merck & Co, Inc. and Acceleron Pharma Inc., dated September 30, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Merck Sharp & Dohme Corp. with the SEC on September 30, 2021).

(a)(5)(B)	Email from Robert M. Davis, chief executive officer and president of Merck & Co., Inc., to employees of Merck & Co., Inc., dated September 30, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Merck Sharp & Dohme Corp. with the SEC on September 30, 2021).

(a)(5)(C)	Social media posts of Merck & Co., Inc. or its representatives, dated September 30, 2021 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Merck Sharp & Dohme Corp. with the SEC on September 30, 2021).

Exhibit No.	Description

(a)(5)(D)	Investor presentation of Merck & Co., Inc., dated September 30, 2021 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Merck Sharp & Dohme Corp. with the SEC on September 30, 2021).

(a)(5)(E)	Transcript of investor call held by Merck & Co., Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Merck Sharp & Dohme Corp. with the SEC on October 1, 2021).

(b)	Indenture, dated as of January 6, 2010, between Merck & Co., Inc. and U.S. Bank Trust National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Merck & Co., Inc. on December 10, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of September 29, 2021, among Acceleron Pharma Inc., Merck Sharp & Dohme Corp. and Astros Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Acceleron on September 30, 2021).

(d)(2)	Confidentiality Letter Agreement dated as of August 17, 2021, between Acceleron Pharma Inc. and Merck & Co., Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Astros Merger Sub, Inc.

By:	/s/ Rita Karachun
Name: Rita Karachun
Title: President

Merck Sharp & Dohme Corp.

By:	/s/ Jon Filderman
Name: Jon Filderman
Title: Vice President

Date: October 12, 2021